09059409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 3/9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53050

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthStar Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield Drive, Suite 220
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Chaput (248) 290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skillman Group, PLC
(Name – *if individual, state last, first, middle name*)

2150 Butterfield Drive, Suite 210, Troy, MI 48084
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/16

OATH OR AFFIRMATION

I, Kenneth Chaput, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthStar Financial Partners, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P. /CFO

Title

Notary Public

CRAIG S BEUTLER
Notary Public - Michigan
Oakland County
My Commission Expires Jan 6, 2014
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHSTAR FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS
Year Ended December 31, 2008

NorthStar Financial Partners, Inc.

Contents

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying balance sheet of NorthStar Financial Partners, Inc. (a Michigan Corporation) as of December 31, 2008, and the related statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2008 and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman Group PLC
Certified Public Accountants

February 25, 2009

Suite 210 2150 Butterfield Drive Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

NorthStar Financial Partners, Inc.

Balance Sheet

December 31,		2008
Assets		
Current Assets		
Cash	$	14,860
Restricted cash		25,009
Accounts receivable		48,662
Total Current Assets		88,531
Property and Equipment		
Furniture and fixtures		6,242
Computer equipment		6,120
		12,362
Less accumulated depreciation		5,835
Net Property and Equipment		6,527
Other Assets		10,943
Total Assets	$	106,001
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable		
Trade	$	4,446
Related party		6,860
Commissions payable		28,111
Total Current Liabilities		39,417
Stockholders' Equity		
Common stock, $35 par - 60,000 shares authorized 2,000 shares issued and outstanding		70,000
Additional paid-in capital		3,734
Retained deficit		(7,150)
Total Stockholders' Equity		66,584
Total Liabilities and Stockholders' Equity	$	106,001

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Income

Year Ended December 31,		2008
Revenue		
Commissions	$	**2,913,005**
Interest		**22,805**
Total Revenue		**2,935,810**
Expenses		
Commissions and clearance fees		**2,474,250**
Outside services		**255,266**
Management fees		**96,075**
Rent		**22,414**
Auto		**16,347**
Travel and entertainment		**13,866**
Administrative		**13,740**
Professional fees		**11,155**
Utilities		**8,748**
Licenses and registrations		**7,542**
Research		**6,937**
Computer		**5,572**
Dues and subscriptions		**3,634**
Office supplies		**3,096**
Depreciation		**2,287**
Postage and delivery		**1,583**
Printing and reproduction		**1,550**
Network consulting		**1,312**
Gifts		**349**
Education and seminars		**175**
Taxes, other		**(351)**
Insurance, net of reimbursement of $27,200		**(9,744)**
Total Expenses		**2,935,803**
Net Income	$	**7**

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Stockholders' Equity

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2008	2,000	$ 70,000	$ 3,734	$ (7,157)	$ 66,577
Net Income	-	-	-	7	7
Balance, December 31, 2008	2,000	$ 70,000	$ 3,734	$ (7,150)	$ 66,584

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

NorthStar Financial Partners, Inc.

Statement of Cash Flows

Year Ended December 31,	**2008**
Cash Flows From Operating Activities	
Net income	$ 7
Adjustments to reconcile net income to net cash provided used in operating activities	
Depreciation and amortization	2,287
Increase (decrease) in cash due to changes in	
Accounts receivable	22,702
Other assets	(8,929)
Accounts payable and commissions payable	(26,997)
Net Cash Used In Operating Activities	(10,930)
Net Change In Cash and Cash Equivalents	(10,930)
Cash, beginning of year	50,799
Cash, end of year	39,869
Less, restricted cash	(25,009)
Cash, end of year - unrestricted	$ 14,860

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

Nature of Operations	NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation). The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.
Use of Estimates	The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash	For purposes of reporting cash flows, cash includes cash on hand and amounts on deposit at financial institutions. At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experience any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.
Restricted Cash	The Company is required to maintain reserve funds with Mesirow Financial Services, the Company's clearing agent. The required reserve at December 31, 2008 was $25,009.
Accounts Receivable	The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established.
Property and Equipment	Property and equipment are stated at cost. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions of property and equipment are included in the determination of income.
Revenue Recognition	Commission income and advisory fees are recorded as earned with billed but not paid amounts reflected as accounts receivable.

Advertising

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $800 for the year ended December 31, 2008.

Taxes on Income

The Company files its tax return as a Federal corporation. No provision for income taxes has been included in these financial statements.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "*Accounting for Income Taxes*." The Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Management has elected to defer the application of FIN 48, in accordance with FSB FIN 48-3. The Company will continue to follow FAS 5, "*Accounting for Contingencies*", until it adopts FIN 48.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007.

On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, "*Effective Date of FASB Statement No. 157*" ("FSP FAS 157-2"), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP PAS 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 157 will have on its financial statements.

1. Related Party Transactions

The Company paid $96,075 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed by the parent and represent charges for administrative services provided to the Company.

The Company sub-leases office space from NorthStar Financial Enterprises for $1,845 per month. Total rent paid to NorthStar Financial Enterprises was $22,414 for the year ended December 31, 2008.

The Company paid commissions to officers totaling $343,670 for the year ended December 31, 2008. As of December 31, 2008, $6,860 has been included in accounts payable related party.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $45,605 which was $40,605 in excess of its required net capital of $5,000.

There is no material difference between the computation of net capital as presented on Schedule A which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2008.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

3. Employee Benefit Plan

The Company has established a 401(k) plan which covers substantially all employees. The plan allows for eligible employees to defer a portion of their salary. The Company may at its discretion match the employee's contributions to the plan. The Company contributed approximately $1,300 to the plan for the year ended December 31, 2008.

4. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

Supplemental Material

NorthStar Financial Partners, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Total Ownership Equity			
Common Stock and Paid in Capital		$	73,734
Retained Deficit			(7,150)
			66,584
Deductions - Non Allowable			
Furniture and Equipment, net	6,527		
Unsecured Receivable, net	14,452		(20,979)
Net Capital			45,605
Minimum Net Capital			5,000
Excess Net Capital		$	40,605

There were no material differences between the calculation of net capital above and the December 31, 2008 FOCUS report filing.

See independent auditors' audit report, accompanying summary of accounting policies and notes to financial statements.

SKILLMAN GROUP, PLC
Certified Public Accountants and Business Advisors

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17-A-5

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc., as of for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This repor is intended solely for the information and use of the Board of Directors, management , the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their gegulation of registed brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 25, 2009